Amendment
Amendment, effective December 7, 2010 to that certain Portfolio Management Agreement dated November 28, 2006 (“2006 BlackRock Agreement”) between BlackRock Financial Management, Inc. (“Portfolio Manager”) and the HC Capital Trust (formerly The Hirtle Callaghan Trust) (“Trust”), a Delaware statutory trust, relating to The Core Fixed Income Portfolio (formerly The Fixed Income II Portfolio) of the Trust.
WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of The Core Fixed Income Portfolio of the Trust (“Account”) pursuant to the 2006 BlackRock Agreement; and
WHEREAS, the Trust and Portfolio Manager have agreed to reduce the fee payable to Portfolio Manager under the 2006 BlackRock Agreement;
NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that the second sentence in Section 4 of the 2006 BlackRock Agreement is hereby deleted and replaced with the following:
For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be calculated daily and payable monthly, at the annual rate of 0.175% of the first $200 million of the Combined Assets and 0.15% of the Combined Assets exceeding $200 million
For purposes of this Section 4, the term “Combined Assets” shall mean the sum of: (a) the net assets in the Account; and (b) the net assets of that portion of The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio of the Trust allocated to the Portfolio Manager from time-to-time.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

BlackRock Financial Management, Inc.		HC Capital Trust

By:	/s/ Matthew Mosca	By:	/s/ Colette Bull

Name:	Matthew Mosca	Name:	Colette Bull

Title:	Managing Director	Title:	Assistant Treasurer